Exhibit 2
MMI Investments President Clay B. Lifflander
Joins Dendrite Board of Directors
      Bedminster, NJ, October 23, 2006 — Dendrite International, Inc., (NASDAQ: DRTE) today announced that Clay B. Lifflander has accepted the company’s invitation to join its Board of Directors. Mr. Lifflander is the president of the general partner of MMI Investments, which owns 13.7 percent of Dendrite’s outstanding shares and is the company’s largest shareholder.
      “We are pleased to welcome Clay Lifflander to our Board,” said John Bailye, chairman and chief executive officer of Dendrite. “We have maintained an on-going dialogue with MMI as it has increased its position in the company. Clay will be a fine complement to our hard working and very committed Board.”
      Mr. Lifflander has been with MMI for nearly eleven years, presiding over its strong growth in managed assets, which currently total approximately $700 million in securities under management. Prior to joining MMI, Mr. Lifflander served as President of the NYC Economic Development Corp under Mayor Rudolph Giuliani and prior to that was Managing Director in the M&A Group at Smith Barney.
      MMI entered into a standstill agreement as part of its acceptance of the Board seat offer from Dendrite. It is expected that Mr. Lifflander will also be appointed to the Nominating and Corporate Governance Committee.
About Dendrite
Founded in 1986, Dendrite International (NASDAQ: DRTE) enables sales, marketing, clinical and compliance solutions for the global, pharmaceutical industry. The company has clients in more than 50 countries and includes the world’s top 20 pharmaceutical companies. For more information, please visit www.dendrite.com.
Media Inquiries
David Coman
VP Marketing
Dendrite International, Inc.
908-443-2457
David.Coman@dendrite.com
Investor Inquiries
Christine Croft
Director Investor Relations
Dendrite International, Inc.,
908-443-4265
Christine.Croft@dendrite.com
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